June 16, 2017

VIA EDGAR

Mr. Hugh West Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated June 7, 2017
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-13459

Dear Mr. West:

Affiliated Managers Group, Inc. respectfully submits this letter in response to the comments contained in your letter dated June 7, 2017, relating to the Company's Annual Report on Form 10-K filed on February 24, 2017 (the “2016 Form 10-K”) with the Securities and Exchange Commission (the “Commission”). We have, for convenience, reproduced each comment, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Aggregate Revenue, page 21

1. Comment: We note that you present a discussion and analysis of aggregate revenues which includes the revenue from consolidated affiliates as well as equity method revenue. Although we do not object to your presentation and discussion of equity method revenue as you have done throughout your MD&A (e.g. pages 19, 26, and 27), the aggregation of your U.S. GAAP revenues and revenues generated from your equity method affiliates (which is reported as a component of income from equity method investments outside of operating income) is confusing and could be viewed as misleading. Please revise to remove all references to this measure from your future filings (including future earnings releases and earnings calls).

Response:

As noted in your comment, we introduced two new operating measures in our 2016 Form 10-K. The first was equity method revenue, which consists of asset based and performance fees earned by our Affiliates accounted for under the equity method. The second was aggregate revenue, which combines the revenue of our consolidated Affiliates (“U.S. GAAP revenue”) with equity method revenue.

Mr. Hugh West
June 16, 2017

We acknowledge your comment that combining equity method revenue with U.S. GAAP revenue to determine aggregate revenue, a key operating measure, could be confusing and misleading.  The results of our Affiliates accounted for under the equity method are reported outside of Operating income in Income from equity method investments on our Consolidated Statements of Income.  Our U.S. GAAP revenue, on the other hand, is reported as a component of our Operating income.  In order to resolve the potential for confusion and to clarify that Income from equity method investments should be considered as part of our Operating income, we will revise our Consolidated Statements of Income in future filings to include Income from equity method investments as a component of Operating income.  We believe the SEC staff has indicated that this presentation is appropriate where equity method investees are an integral part of an investor’s operations.

We also acknowledge your request that we remove all references to aggregate revenue from our future public filings, as well as earnings releases and earnings calls. As disclosed in our 2016 Form 10-K, our discussion of aggregate revenue provides investors with important information regarding our operating performance and the material trends impacting our business, regardless of the accounting treatment of our Affiliate investments, and is an important component of our MD&A disclosure. We believe that excluding disclosure on this key operating measure, which management uses to evaluate our business performance, would be inconsistent with the goal of transparency and could disadvantage investors who rely on this measure to better understand our business.

Critical Accounting Estimates and Judgments

Equity and Cost Method Investments, page 34

2. Comment: We note your equity method investments have grown significantly as a result of new investments. Please revise your disclosure in future filings to include a discussion of the following:

•
For each period presented disclose the number of new equity method investments and the amount of consideration paid. Include expanded discussions of any new individually significant investments along with any significant estimates and assumptions.

•	Quantify the amount of purchase price allocated to goodwill and other intangible assets (definite and indefinite-lived), and the estimated useful lives, as applicable.

•	Quantify the amount of amortization expense recognized for each period presented.

Response:

In future filings, to the extent we complete any new individually significant investments that require significant estimates and assumptions in the allocation of our purchase price, we will include an expanded discussion of these judgments within the Critical Accounting Estimates and Judgments section of our MD&A. In addition, in future filings we will quantify the portion of any purchase price allocated to definite and indefinite-lived acquired client relationships and goodwill, along with the estimated useful lives assumed in such purchase price allocations within Note 14 - Equity Method Investments in Affiliates. We note that the acquisition dates, the aggregate consideration paid for our interests, the weighted average life of definite-lived acquired relationships and the amount of amortization expense recognized for each period are presented within Note 14 - Equity Method Investments in Affiliates.

Financial Statements and Supplementary Data

Mr. Hugh West
June 16, 2017

Note 1 - Business and Summary of Significant Accounting Policies

(a) Organization and Nature of Operations, page 45

3. Comment: We note your disclosure relating those instances when AMG owns a majority of the equity interest in an Affiliate. Please confirm that intercompany transactions are eliminated in consolidation and revise your future filings to clarify.

Response:

We confirm that all intercompany transactions are eliminated in consolidation, and we will revise our future filings to clarify.

(c) Principles of Consolidation

Investments in Affiliates, page 46

4. Comment: Tell us whether you consider your minority interest in Affiliates to be VIEs or VREs and provide us with your consolidation analysis. As it relates to your minority interest in Affiliates, expand your disclosure in future filings to differentiate more clearly the attributes of those you consider VIEs and those that you consider VREs.

Response:

Substantially all of our Affiliates accounted for under the equity method are VIEs because the at-risk equity holders (including AMG) lack power over the Affiliate. In future filings, we will expand our disclosure to more clearly differentiate the attributes that we consider when determining which entities are VIEs and which are VREs.

Consolidation Analysis:
Substantially all of our Affiliates accounted for under the equity method are structured as partnerships (or similar entities) and we are not the general partner. Additionally, we and the other limited partners lack substantive kick-out or participating rights and, therefore, have concluded that the at-risk equity holders of these Affiliates lack power over the partnership. Accordingly, the partnership is considered a VIE under ASC 810-10-15-14(b). Because we lack the power to direct the activities that most significantly impact the Affiliate’s economic performance, we do not consolidate these Affiliates. Pursuant to ASC 323-30-S99-1, we apply the equity method to our investments in these Affiliates because they are structured in partnership form and our interest is considered more than minor.

(j) Equity Investments in Affiliates, page 48

5. Comment: We note your disclosure related to equity method investments and that your share of the Affiliate’s revenue (without regard to expenses, or less certain agreed-upon expenses) is included in income from equity method investments within your consolidated statements of income (page 38). Please address the following:

Mr. Hugh West
June 16, 2017

•
Tell us why you classify your share of Affiliate’s revenue within your income from equity method investments versus classification within revenue. Provide us with the specific authoritative guidance you used to support your accounting treatment.

•	Tell us, and revise your disclosure in future filings to clarify, how you compute your share of earnings or losses from your equity method investees.

Response:

We do not classify our share of an Affiliate’s revenue within Income from equity method investments. We only include our share of an Affiliate’s earnings or losses within Income from equity method investments. To clarify, our share of certain equity method Affiliates' earnings or losses is contractually calculated, allocated and distributed using a formula whereby our share is based on a percentage of an Affiliate’s revenue. In future filings, we will update our disclosure to further clarify that while our share of Affiliate earnings or losses may be calculated based on a percentage of revenue, Income from equity method investments represents only our share of Affiliate’s earnings or losses.

An example of this proposed disclosure follows (the underlined text represents additions to our 2016 Form 10-K disclosure).

For Equity method investments in Affiliates, the Company’s share of an equity method Affiliate’s earnings or losses is contractually calculated, allocated and distributed using a formula whereby the Company’s share is based on a percentage of an Affiliate’s revenue without regard to expenses or less certain agreed-upon expenses, net of amortization of intangible assets related to the Company’s investment. The Company’s share of an Affiliate’s earnings or losses is included within Income from equity method investments in the Consolidated Statements of Income.

Note 14 - Equity Method Investments in Affiliates, page 60

6. Comment: Considering comment five above, please revise your table of changes in equity method investments in future filings, as necessary, to disaggregate your share of revenue from your share of equity method earnings or losses.

Response:

As noted in our response to Comment 5, our table presenting the changes in our equity method investments includes only our share of equity method Affiliates' earnings or losses and does not include any Affiliate revenue.

7. Comment: Tell us, and revise your future filings to clarify, what the distributions from equity method investments represent and quantify the related amounts. For example, quantify the amounts related to allocations or distributions of revenues separate from distributions representing a return of your investment.

Response:

All of the Distributions from equity method investments presented in the table of changes in equity method investments are related to our contractually calculated share of earnings (i.e., returns on our

Mr. Hugh West
June 16, 2017

investments); none relate to a return of our investments. In future filings, we will rename the line item in the table to “Distributions of earnings from equity method investments” to clarify.

***********

If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer

cc:        Julie H. Jones, Esq., Ropes & Gray LLP
Michael R. Littenberg, Esq., Ropes & Gray LLP